

September 29, 2011

Via E-mail
Mr. Dominic F. Silvester
Chairman and Chief Executive Officer
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX Bermuda

> **Re:** **Enstar Group Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-33289**

Dear Mr. Silvester:

We have reviewed your September 2, 2011 response to our August 5, 2011 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expenses, page 72

1. Please refer to prior comment one. Your proposed disclosure does not appear to discuss the impact on your future operating results of reasonably likely changes in the key assumptions supporting your reserve estimates. Also, your existing disclosure does not adequately explain why the IBNR reserve for "all other remaining liabilities" decreased by $164.9 million in 2010, $142.8 million in 2009 and $90 million in 2008. Please

provide this information in your revised proposed disclosure to be included in future filings.

2. In your proposed disclosure in response to prior comment five you state that "all prior historical loss development that relates to commuted exposures is eliminated to produce revised historical loss development for the remaining non-commuted exposures." However, your current disclosure states that "the reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate the loss reserves." Please explain this apparent contradiction. In addition, revise your proposed disclosure to quantify the impact of commutations that occurred in each period and the impact of the corresponding changes in key assumptions for non-commuted exposures.

Notes to the Consolidated Financial Statements

3. Acquisitions, page 122

3. Please refer to prior comment six. You assert that disclosure of key assumptions, used in your reserve valuations, such as the risk margin and run-off assumptions or "estimated timing of reserve settlements," would give competitors a roadmap to your acquisition process. We do not understand how disclosure of this information on an aggregate basis would be prejudicial to you, particularly given your belief that major participants in the acquisition run-off market use key assumptions to value acquired assets and liabilities that are consistent with key assumptions used by you. Please provide this information on an aggregate basis in your revised proposed disclosure to be included in future filings. Also, disclose on an aggregate basis the "projected life of the run-off" for your acquisitions.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief